Fact Sheet for Term Sheet 1657AF Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: November 27, 2012

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan IndexSM, the Hang Seng® Index and the MSCI Singapore Index and Related Asian Currencies due December 18, 2013
Leveraged upside up to a cap, leverage downside exposure below buffer

General

The notes are designed for investors who seek a return at maturity of two times the appreciation (if any) of a weighted basket of five Asian indices and related Asian currencies up to a Maximum Return on the notes of 11.40% .
However, if the Basket Return is less than -10.00%, you will lose 1.1111% of the Face Amount of your notes for every 1.00% the Basket Return is less than
-10.00% . The notes do not pay coupons or dividends and the investors should be willing to lose some or all of their investment if the Basket Return is less than -10.00% . Any Payment at Maturity on the notes is subject to the credit of the Issuer.

Note Characteristics

[] Potential for enhanced returns by the Upside Leverage Factor of 2 up to the
Maximum Return.
[] Contingent protection if the Basket Return is not less than -10.00%
[] Leveraged downside exposure if the Basket Return is less than -10.00%

Risk Considerations

[] Appreciation potential capped by the Maximum Return.
[] You will lose some or all of your investment in the notes if the Basket
Return is less than -10.00%.
[] Your Payment at Maturity will be adversely affected if any Basket Index declines from its Initial Index Level or if the U. S.  dollar appreciates in value against any of the related Asian currencies.
[] Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
[] Any payment on the notes is subject to the creditworthiness of the Issuer.

[] The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
[] Additional risk factors can be found on the last two pages of this fact sheet.

Basket
--------------------------- -------------------------- ---------
                                                       Component
       Basket Index              Basket Currency       Weighting
Hang Seng China Enterprises
           Index            Hong Kong dollar (HKD/USD)   30.00%
      KOSPI 200 Index         Korean won (KRW/USD)       26.00%
    MSCI Taiwan Index(SM)    Taiwan dollar (TWD/USD)     19.00%
     Hang Seng([R]) Index   Hong Kong dollar (HKD/USD)   15.00%
    MSCI Singapore Index    Singapore dollar (SGD/USD)   10.00%

Summary of Indicative Terms

CUSIP:                  25152RAJ2
Issuer:                 Deutsche Bank AG, London Branch
Maturity/Tenor:         Approximately 12 months, 2 weeks
Face Amount:            $1,000 per note
Upside Leverage Factor: At least 2. The actual Upside Leverage Factor will be set on the Trade Date and will not be less than 2.
Downside Factor:        1.1111
Buffer Amount:          10.00%

Payment at Maturity: [] If the Basket Return is greater than zero :
                      $1,000 + [$1,000 [] the lesser of (i) Basket Return [] Upside Leverage Factor and (ii) the

                                                      Maximum Return]
                      [] If the Basket Return is less than or equal to zero but greater than or equal to -10.00%:
                                                           $1,000
                      [] If the Basket Return is less than -10.00%:
                                   $1,000 + [$1,000 [] (Basket Return + Buffer Amount) x Downside Factor]
Maximum Return:       At least 11.40%. The actual Maximum Return will be set on the Trade Date and will not be less than 11.40%.
Basket Return:                             Final Basket Level -- Initial Basket Level
                                                    Initial Basket Level
Initial Basket Level: Set equal to 100 on the Trade Date
Final Basket Level:   The arithmetic average of the Basket Levels on the Averaging Dates
Basket Level:         Calculated on each Averaging Date as follows:
                      100 [] [(HSCEI Index Multiplier [] 30.00% [] HKD/USD Currency Multiplier) + (KOSPI2 Index
                      Multiplier [] 26.00% [] KRW/USD Currency Multiplier) + (TAMSCI Index Multiplier [] 19.00%

[] TWD/USD Currency Multiplier) + (HSI Index Multiplier [] 15.00%  [] HKD/USD
Currency Multiplier) + (SIMSCI Index Multiplier [] 10.00%  [] SGD/USD Currency
Multiplier)]

Index Multiplier:           On the applicable Averaging Date, with respect to each Basket Index, the performance of such Basket Index from its Initial Index Level to its Final Index Level, calculated as follows:
                                                             Final Index Level
                            -----------------------------------------------------------------------------------
                                                            Initial Index Level
Initial Index Level:        With respect to each Basket Index, the index closing level on the Trade Date.
Final Index Level:          With respect to each Basket Index, the index closing level on the applicable Averaging
                            Date.
Currency Multiplier:        On the applicable Averaging Date, for each Basket Currency, the performance of such
                            Basket Currency from its Initial Spot Rate to its Final Spot Rate, calculated as follows:
                                                             Final Spot Rate
                            -----------------------------------------------------------------------------------
                                                             Initial Spot Rate
Initial Spot Rate:          For each Basket Currency, the Spot Rate on the Trade Date.
Final Spot Rate:            For each Basket Currency, the Spot Rate on the applicable Averaging Date.
Spot Rate:                  For each Basket Currency, the official MID WM Reuters fixing at 4:00 pm London Time, expressed as the number of U.S. dollars per one unit of such Basket Currency
Averaging Dates:            December 9, 2013, December 10, 2013, December 11, 2013, December 12, 2013 and
                            December 13, 2013
Trade Date:                 November 30, 2012
Settlement Date:            December 5, 2012
Maturity Date:              December 18, 2013
Fees and Commissions:       JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed
                            $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1657AF.
For more information regarding this offering, please refer to the term sheet No. 1657AF on the SEC website at [ ].
-----------------------------------------------------------------------------------------------------------------------
             NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
                        NO BANK GUARANTEE * NOT A DEPOSIT
          NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
Basket Returngreater than 0%?
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity	Hypothetical Return Graph
No
The hypothetical returns set forth below assume $1,000 of Face Amount of notes, an Upside Participation Factor of 2, a Buffer Amount of 10.00%, a Downside Factor of 1.1111 and a Maximum Return on the notes of 11.40%. The actual Upside Leverage Factor and Maximum Return will be set on the Trade Date.

Basket Return	Return on the Notes	Payment at Maturity
100.00%	100.00%	$1,114.00
80.00%	80.00%	$1,114.00
60.00%	60.00%	$1,114.00
40.00%	40.00%	$1,114.00
20.00%	20.00%	$1,114.00
5.70%	11.40%	$1,114.00
5.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	-11.11%	$888.89
-40.00%	-33.33%	$666.67
-60.00%	-55.56%	$444.44
-80.00%	-77.78%	$222.22
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. The Basket Return will be determined based on the Final Basket Level, which will in turn depend on the performance of the Basket Indices and the Basket Currencies. If any Basket Index declines from its Initial Index Level to its Final Index Level or if the U.S. dollar appreciates in value against any of the Hong Kong dollar, the Korean won, the Taiwan dollar or the Singapore dollar, it will result in a lower Basket Return and your Payment at Maturity may be adversely affected. If the Basket Return is less than -10.00%, your investment will be exposed on a leveraged basis of 1.1111% to each 1.00% by which the Basket Return is less than -10.00%, and you could lose some or all of your investment.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 11.40%. Accordingly, the maximum Payment at Maturity is expected to be $1,114.00 for every $1,000 Face Amount of notes.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of your investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising any Basket Index would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

CHANGES IN THE LEVELS OF THE BASKET INDICES AND THE EXCHANGE RATES OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER — Movements in the Basket Indices and movements in the exchange rates of the Basket Currencies may not correlate with each other. In calculating the Basket Return, increases in the level of one or more of the Basket Indices and/or increases in the value of one or more of the Basket Currencies against the U.S. dollar may be moderated, offset or more than offset by lesser increases or declines in the level of the other Basket Indices and/or the value of the other Basket Currencies against the U.S. dollar.

THE POTENTIAL CORRELATION AMONG THE BASKET COMPONENTS COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — The return on the notes is linked to the performance of a weighted basket of five Asian indices and related currencies of four Asian economies. Because of geographical proximity of these Asian economies and various other economic and non-economic factors, the performances of these economies may correlate with each other, and as a result, there may be a high degree of correlation among the Basket components.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these Asian economies than a different investment linked to more broadly diversified indices or currencies.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — The exchange rates of the Basket Currencies against the U.S. dollar may vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against any of the Basket Currencies during the term of the notes, your return will be adversely affected.

THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Basket Indices includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the notes are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Basket Indices. The stocks held by the Basket Indices include stocks of companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

PAST PERFORMANCE OF THE BASKET INDICES AND BASKET CURRENCIES IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Basket Indices and Basket Currencies over the term of the notes may bear little relation to the historical levels of the Basket Indices and Basket Currencies and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Basket Indices or Basket Currencies or whether the performance of the Basket Indices and Basket Currencies will result in any return of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the levels of the Basket Indices and the exchange rates of the Basket Currencies relative to the U.S. dollar will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the levels of the Basket Components and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices or the Basket Currencies on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the changes in the Basket Indices or the Basket Currencies. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET COMPONENTS TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Indices and Basket Currencies to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Basket Level, the Basket Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1657AF, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1657AF and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.